December 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Al Pavot
Washington, DC 20549

Re:	Letter dated December 8, 2010 Worldwide Energy & Manufacturing USA, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 0-31761

Dear Mr. Pavot:

We are providing this response to the above referenced letter that requested the following information:

“The 2009 and 2010 non-cash stock issuances described in Note 11 appear to have been valued at amounts that materially differ from applicable OTC stock prices and/or the relevant prices of stock issued for cash.  For each material non-cash stock issuance in the fiscal 2009 12 month period and in the fiscal 2010 9 month period, please fully explain to us any difference between your valuation and the referenced market value indicators.  The guidance in Section 404.04.a of the Financial Reporting Codification may be relevant.  We may have further comments”.

Per our filings, we have had the following stock transactions:

Note:  All shares prices are obtained from Yahoo! Finance (see Attachment 2)

1. On August 18, 2010, the Company issued 6,692 restricted shares of its common stock valued at $17,500 (based on a discounted fair market value on the date of grant) to a consultant for consulting services.  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

Worldwide Energy and Manufacturing USA, Inc.
Response to Letter dated December 8, 2010 from United States Securities and Exchange Commission
Division of Corporation Finance

The calculation used was:

6,692	number of shares issued
$3.736	Average closing price of WEMU stock for the 5 day period (August 11, 2010 – August 17, 2010) prior to the stock issuance per agreement (see attachment 2)
70%	using a 30% discount factor (see Attachment 1)
$17,500

2. On July 8, 2010, the Company issued 900 restricted shares of its common stock valued at $2,457 (based on a discounted fair market value on the date of grant) to a consultant for consulting services.  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

The calculation used was:

900	number of shares issued
$3.90	Closing price of WEMU stock issued on July 8, 2010 (see attachment 2)
70%	using a 30% discount factor (see Attachment 1)
$2,457

3. On June 3, 2010, the Company issued a total of 7,056 restricted shares of its common stock valued at $20,992 (based on a discounted fair market value on the date of grant) to its independent Board of Directors.  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933.

The calculation used was:

7,056	number of shares issued
$4.25	Closing price of WEMU stock issued on June 3, 2010 (see attachment 2)
70%	using a 30% discount factor (see Attachment 1)
$20,992

Worldwide Energy and Manufacturing USA, Inc.
Response to Letter dated December 8, 2010 from United States Securities and Exchange Commission
Division of Corporation Finance

4. On December 31, 2009, pursuant to a resolution approved by the Company’s Board of Directors, the Company issued a total of 40,000 shares of the Company’s restricted common stock valued at $154,000 (based on a discounted fair market value on the date of grant) to two employees of the Company.  The Company recorded $154,000 stock-based compensation expense for these transactions during the period ending December 31, 2009.

The calculation used was:

40,000	number of shares issued
$5.50	Closing price of WEMU stock issued on December 31, 2009 (see attachment 2)
70%	using a 30% discount factor (see Attachment 1)
$154,000

5. On October 1, 2009, the Company issued 10,000 restricted shares to a consultant, valued at $21,900 (based on a discounted fair market value on the date of grant), for consulting services to performed during the three month period ending December 31, 2009.

The calculation used was:

10,000	number of shares issued
$3.22	Closing price of WEMU stock issued on October 1, 2009 (see attachment 2)
68%	using a 32% discount factor (see Attachment 1)
$21,900

6. On June 23, 2009, the Company issued a total of 12,100 restricted shares valued at $36,300 (based on a discounted fair market value on the date of grant) for services consisting of 1) 5,000 shares being issued to its outside independent Board of Directors, 2) 4,000 shares being issued for legal services and 3,100 shares being issued to employees in China.  The Company recorded $36,300 stock-based compensation expense for these transactions during the year ending December 31, 2009.

The calculation used was:

12,100	number of shares issued
$4.66	Low bid price of WEMU stock issued on June 23, 2009 (see attachment 2)
65%	using a 35% discount factor (see Attachment 1)
$36,300

Worldwide Energy and Manufacturing USA, Inc.
Response to Letter dated December 8, 2010 from United States Securities and Exchange Commission
Division of Corporation Finance

7. On March 6, 2009, the Company issued 120,000 restricted shares of its common stock to consultants, valued at $187,200 (based on a discounted fair market value on the date of grant), for consulting services to be performed during 2009.  The Company amortized the consultancy fee of $187,200 over the 12-month term of the agreement from January 1, 2009 to December 31, 2009. Total compensation expense under this agreement for the year ended December 31, 2009 was $187,200.

The calculation used was:

120,000	number of shares issued
$2.90	Low bid price of WEMU stock issued on March 6, 2009 (see attachment 2)
54%	using a 46% discount factor (see Attachment 1)
$187,200

The Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please let me know if you have any further questions.

Sincerely,

Gerald DeCiccio
Chief Financial Officer
Worldwide Energy and Manufacturing USA, Inc.

March 1, 2010

To:  File

From:  Jerry DeCiccio

Re:  Share Discount support

Issue:

Use of Share Discount when determining fair market value of shares issued by WEMU

Discussion:

From time to time, Worldwide Energy and Manufacturing USA, Inc. (“WEMU”) issues stock in lieu of cash to settle liabilities.  Accounting literature requires WEMU to price these shares at fair market value on the date of issuance as determined by the stock price on the exchange that WEMU’s shares trade on.  However, a share discount can be factored in determining the fair market value of the shares.

The following supports the use of a share discount:
1.
Restricted nature of the shares – The shares issued by WEMU have a restricted legend.  This requires the holder of the restricted shares to hold onto their shares for at least a six month timeframe before they can trade the stock.

2.	Volatility of the stock – WEMU stock has a volatility of between 86% and 105% which means that the stock fluctuates significantly up and down causing much risk to the holder.
3.	The stock has a low trading volume – It would be extremely difficult to sell many shares at one time.
4.	WEMU’s stock trades on the Over The Counter Bulletin Board – OTCBB stocks are thought to be highly risky and many stockbrokers are not allowed by their firm to sell shares in OTCBB companies.
5.	Black Out Dates – due to black out dates that prohibit insiders from selling and buying WEMU stock, there are very few days during the year that insiders can sell their shares.
6.	Financial Reporting Codification FRR.t.404.04.a “The Problem of the Valuation” states the following:
Readily available market quotations refer to reports of current public quotations for securities similar in all respects to the securities in question. No such current public quotations can exist in the case of restricted securities. For valuation purposes, therefore, restricted securities constitute securities for which market quotations are not readily available.

Attachment 1 page 1 of 3

Worldwide Energy and Manufacturing USA, Inc.
Share Discount support position

There is no enforceable right unless there exists some writing "sufficient to indicate that a contract has been made for sale of a stated quantity of described securities as a defined or stated price"
Upon receipt of that memorandum and enforceable right would be obtained. The securities should be valued as of that date.

Consequently, the valuation of restricted securities at the market quotations for unrestricted securities of the same class would, except for most unusual situations, be improper.

Furthermore, the valuation of restricted securities by reference to the market price for unrestricted securities of the same class assumes that the market price for unrestricted securities of the same class is representative of the fair value of the securities. This may not be the case when the market for the unrestricted securities is very thin, i.e., only a limited volume of shares are available for trading.

From a quantitative standpoint, WEMU has had 2 recent financings:

1.  June and July 2008 (“2008 Financing”)
2.  January and February 2010 (“2010 Financing”)

With respect to the 2008 Financing, WEMU raised $5,000,000 with a share price of $4.50 per share.  The price of $4.50 per share was determined by the Investment Bankers based on many factors such as, risk, size of the company, trading volume, investor interest, etc.  As shown below (from prices obtained at Yahoo! Finance), the discount on these shares was approximately 40% to 48%.

Date	Open	High	Low	Close	Volume	Adj Close
7/18/2008	7.5	7.5	6.95	6.95	1700	6.95	97.63	sum of closing prices prior to pricing of financing
7/17/2008	7.45	7.45	6.85	7	1600	7	13	# of days of closing prices
7/16/2008	7.5	7.5	7.45	7.45	800	7.45	$7.51	average closing price
7/15/2008	7.81	7.81	7.45	7.45	700	7.45
7/14/2008	7.35	7.35	7.35	7.35	1200	7.35	$4.50	price of 2010 Financing
7/11/2008	7.25	7.25	7.25	7.25	400	7.25
7/10/2008	7.05	7.05	7.05	7.05	500	7.05
7/9/2008	8	8	7.5	7.5	2100	7.5	$4.50	= 60% or 40% discount
7/8/2008	8	8.01	6.25	8	26100	8	$7.51
7/7/2008	6.25	8	6.25	8	1100	8
7/3/2008	7.94	7.94	7.94	7.94	0	7.94
7/2/2008	7.04	8	7	7.94	2000	7.94
7/1/2008	7.75	7.75	7.75	7.75	400	7.75

6/18/2008	7.31	8.7	7.25	8.49	900	8.49	113.27	sum of closing prices prior to pricing of financing
6/17/2008	8.7	8.7	8.6	8.7	1200	8.7	13	# of days of closing prices
6/16/2008	8.7	8.7	8.49	8.5	800	8.5	$8.71	average closing price

Attachment 1 page 2 of 3

Worldwide Energy and Manufacturing USA, Inc.
Share Discount support position

6/13/2008	8.7	8.7	8.7	8.7	100	8.7
6/12/2008	8.6	8.75	8	8.75	3900	8.75	$4.50	price of 2010 Financing
6/11/2008	8.83	8.83	8.83	8.83	100	8.83
6/10/2008	7.25	8.83	7.25	8.83	2700	8.83
6/9/2008	8.96	8.96	8.96	8.96	100	8.96	$4.50	= 52% or 48% discount
6/6/2008	8.86	8.86	8.7	8.7	800	8.7	$8.71
6/5/2008	8.71	8.71	8.7	8.7	800	8.7
6/4/2008	7.27	8.69	7.27	8.69	400	8.69
6/3/2008	8.71	8.71	8.71	8.71	400	8.71
6/2/2008	8.71	8.71	8.71	8.71	1000	8.71

Based on the above discussion, WEMU used a discount factor of approximately 46% for its issuance of stock on March 6, 2009.

For the issuances on June 23, 2009 and October 1, 2009, WEMU used a factor of approximately 32% - 35% as it was felt that the Company’s trading activity had increased.

With respect to the 2010 Financing, WEMU raised approximately $8,900,000 with a share price of $4.50 per share.  The price of $4.50 per share was determined by the Investment Bankers based on many factors such as, risk, size of the company, trading volume, interest, etc.  As shown below (from prices obtained at Yahoo! Finance), the discount on these shares was approximately 27%.

Date	Open	High	Low	Close	Volume	Adj Close
1/22/2010	5.7	5.88	5.55	5.75	28000	5.75
1/21/2010	6	6	5.64	6	12000	6
1/20/2010	6.01	6.05	5.55	6	21800	6
1/19/2010	6.12	6.25	6	6.22	29000	6.22	86.82	sum of closing prices prior to pricing of financing
1/15/2010	6.85	6.85	6.31	6.31	16100	6.31	14	# of days of closing prices
1/14/2010	6.79	6.99	6.7	6.85	11100	6.85	$6.20	average closing price
1/13/2010	7.07	7.22	6.5	6.8	27000	6.8
1/12/2010	6.3	7.17	6.3	6.98	46400	6.98	$4.50	price of 2010 Financing
1/11/2010	6.35	6.35	6.11	6.3	9800	6.3
1/8/2010	6.4	6.4	6	6.35	9000	6.35
1/7/2010	5.83	6.47	5.83	6.4	30700	6.4	$4.50	= 73% or 27% discount
1/6/2010	5.52	5.85	5.05	5.82	25100	5.82	$6.20
1/5/2010	5.53	5.53	5.35	5.52	9400	5.52
1/4/2010	5.5	5.85	5.5	5.52	12500	5.52

Based on the above discussion, WEMU used a discount factor of approximately 30% for its issuance of stock on December 31, 2009, June 3, 2010, July 8, 2010, and August 18, 2010.

Conclusion:

Based upon the above discussion, a current share discount of 30% appears reasonable when determining the fair market value of restricted stock issued by WEMU.

Attachment 1 page 3 of 3

WEMU historical stock prices

Note:  Obtained from Yahoo!Finance

Date	Open	High	Low	Close	Volume	Adj Close
8/17/2010	3.81	4	3.55	3.7	54400	3.7
8/16/2010	3.98	4.18	3.62	4.18	32800	4.18
8/13/2010	3.8	3.8	3.35	3.5	22000	3.5
8/12/2010	3.75	3.85	3.61	3.7	8000	3.7
8/11/2010	3.9	3.9	3.6	3.6	3200	3.6
				18.68
				5	days
				3.736	5 days average

7/8/2010	4	4.05	3.9	3.9	6400	3.9

6/3/2010	4.5	4.5	4.25	4.25	1700	4.25

12/31/2009	5.55	5.55	5.38	5.5	4100	5.5

10/1/2009	3.16	3.24	3.05	3.22	21000	3.22

6/24/2009	4.89	4.89	4.66	4.71	4300	4.71

3/6/2009	3.25	3.25	2.9	3.25	1000	3.25

Attachment 2